Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Celgene Corporation
Commission File No.: 001-34912

The following is a transcript of an employee town hall meeting:

Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

GIOVANNI CAFORIO:           Good morning, everyone, good afternoon, good evening to all of you that are dialing in and calling from everywhere around the world. Happy New Year.

ALL:           Happy New Year.

GIOVANNI CAFORIO:           Good, good, thank you. I hope many of you had a relaxing holiday with your friends and families. Some of us didn’t, as you can imagine.

This is a really important meeting today, and I appreciate everybody coming in. I know that our time differences with many of our locations around the world, and I hope that as many of our people are able to dial in and participate in this very, very important company conversation.

Let me tell you, I'm really excited about what is happening today, and over the course of the next hour, together with all members of my leadership team and other members of the team here, hopefully we can communicate to you the importance of the events of today and what they mean for us at Bristol-Myers Squibb as a company. So, let me say we have a lot to cover today.

First of all, let's start from the announcement that was made at 7 a.m. this morning, described to you the combined company, and tell you what bringing together these two companies will mean for patients and for all of us immediately and then in the medium and in the long term, and obviously, we'll talk about what the next steps are.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

So, for those that haven’t been paying attention, this morning at 7 a.m. we have announced the intention to acquire Celgene in a transaction that is made of cash and stock and has a real opportunity to create a premier biopharmaceutical company, and as we look at what the combined company will be, it's really exciting.

So, let me tell you first why did we think about this and how do we think about such a big step, and one of the things that I am really happy about and one of the areas of focus for us from the beginning was to always make moves that are strategically aligned with our foundation as a company, and all of you know this slide really well. This is our strategic foundation, is to take the best of biotech and the best of pharma and create a diversified specialty company that can deliver truly innovative medicines to patients.

And when you think about how I described our strategic foundation, that’s exactly what we did today. We are continuing to take the best of pharma, the best of biotech, we are continuing to diversify the company, and we are fundamentally increasing our ability to deliver transformational medicines to patients. Our patient-centric culture remains extremely important, and we have an opportunity to take this strategy to the next level with a real focus on science and innovation.

To give you a perspective about how important this event is, we put it in the context of all that we've accomplished together as a company, beginning in 1989 when Bristol-Myers and Squibb decided to merge to create Bristol-Myers Squibb. That was an extraordinary moment in the history of two great companies that created Bristol-Myers Squibb, and I believe today we are announcing an acquisition that positions us well for the next chapter in the life of this very, very great company.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

Of course, a lot has happened in between. We have continued to sharpen our focus on innovative medicines, we have continued to invest in R&D and innovation, we have developed some of the most exciting and important medicines from the cardiovascular field to virology to oncology that have reached millions of patients, and by acquiring Celgene and creating a premier company, we have an opportunity to continue to do that going forward at a totally new level.

So, let me tell you a little bit about this new company. So, first of all, we will have extraordinary leading franchises, and I'll talk about all of that in a little bit more detail in a minute. But when you look at the new company, because of bringing together the portfolios of Bristol-Myers Squibb and Celgene, we will have the number one oncology franchise in the industry, which will be made of the strong solid tumor franchise we have with Opdivo and Yervoy, together with a really strong leadership position that Celgene has in hematologic malignancies, blood cancers, through a product called Revlimid and a product called Pomalyst.

Second thing we do is we bring together two nascent immunology and inflammation franchises. We have Orencia, Celgene has Otezla. We both have great pipelines in immunology. We acquired the scale, the critical mass, to be a really important player in immunology, which is one of the most competitive areas of science and commercially in the industry, and obviously, we maintain a really strong and important commitment to cardiovascular medicines through Eliquis, and, as you know, the agreement with Janssen on Factor XIa.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

So, when you look at the portfolio of marketed products of a combined company, Bristol-Myers Squibb will have nine medicines in the market with more than $1 billion in sales. We are diversifying our portfolio in an extraordinary way. Very important is the fact that we really strengthen our late stage pipeline, and I'll talk a little bit later about that. We will have 10 assets in phase 3, so that’s the registrational phase of development, and we have an opportunity for six potential launches in the next 24 months. So, that’s great. It's a great opportunity to bring many more medicines to many more patients.

And then when you look at the early pipeline, we strengthened the early pipeline as well, and when you look at the totality of the programs across all therapeutic areas, we will have more than 50 programs that are going to be in early stage clinical development across our therapeutic areas of expertise. It's remarkable to be able to acquire a company of the size of Celgene and be able to say that all of the products are really aligned with our strategy, our therapeutic area of expertise, and are virtually no overlaps, and this speaks to the complementarity of the two companies and to the very, very strong, strategic rationale that exists for this acquisition.

At the end, we're all about science, and what I'm really excited about is that this company can be really a leader in innovation and R&D. We have strong expertise in small molecules. We have developed a very strong expertise in biologics. There is an emerging area of science called cell therapy, many of you have heard a discussion about CAR-T, Celgene is one of the leaders in this field, and then there are new platforms like protein homeostasis and others which we add, and so when you think about the breadth and depth of modalities that our research teams will be able to work on in continuing to advance really exciting programs, this is really extraordinary and unprecedented.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

We have a unique patient-centric innovation—sorry. We have a unique patient-centric innovation—we have a unique culture that keeps the patient at the center, and what we've learned about many of the teams at Celgene is really the same. This is a company that is focused on innovation. This is a company that has transformed the treatment of many diseases with a very clear focus on science. It is clearly bringing together a biotech company with us and continues to be the best of biotech and the best of pharma. So, think about this company. It's an extraordinary opportunity to create a leader in the marketplace.

So, let me tell you a little bit more about Celgene because some of you may not be familiar with that company. Celgene is a large biotech company. It is best known for the fact that through a product called Revlimid, and now a product called Pomalyst, it has transformed the treatment of multiple myeloma. It is the uncontested leader in multiple myeloma. In fact, it is a leader in hematology because of what it has been able to accomplish for patients with multiple myeloma.

Over the years, the portfolio and the pipeline of Celgene have broadened to include more assets primarily in hematology to treat other hematologic malignancies. Recently, they entered the immunology field by launching a drug called Otezla, which is an oral product used for the treatment of psoriasis, and they are investing heavily in order to enter more areas within immunology, and you hear—you see there multiple sclerosis and inflammatory bowel disease as examples.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

The company is based in Summit, New Jersey. It has a global presence and, very much like us, focuses on key countries around the world in terms of their commercial infrastructure and commercial presence. It is a large biotech company. It is a biotech company. It grew recently and rapidly from a smaller company to a larger company. It is today one of the largest biotech companies in the industry, and so the combination of Bristol-Myers Squibb and Celgene and the acquisition of Celgene by Bristol-Myers Squibb can really create a fantastic company and a fantastic opportunity for us and for patients.

So, let me tell you a little bit more about this, and this is a snapshot of the company as it will be when we close on the acquisition. You can see there the four pillars of the combined company, of the new company. The first one, solid tumors, I would say that’s primarily the Bristol-Myers Squibb of today with Opdivo and Yervoy. Abraxane is one of the products from Celgene and it is an important chemotherapy option for patients with various types of cancer.

The second pillar is the hematology business. That’s primarily Revlimid and Pomalyst and that’s really the Celgene core. But remember that Empliciti is actually approved for treatment of patients in combination with Revlimid, and there are some other products that have been recently launched that you see on this slide.

The third pillar is immunology and inflammation. Here is discussed Otezla and Orencia, and finally, an important pillar remains, Eliquis. You can see how we diversified our business very significantly, and you can also see how we actually become leaders in those segments of the pharmaceutical market with a high—the unmet medical need is the highest and the growth is the fastest. So, this is an attractive feature for the company we are creating today.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

Let me start with oncology. Of course, as you know, we are leaders in oncology, particularly in solid tumors. When you think about bringing those two companies together, we really are thinking about creating the leader in oncology across both solid tumors and hematology, and these are just examples of the types of diseases that our portfolio will be able to treat.

The next slide goes into some detail on the Celgene portfolio. I mentioned Revlimid and Pomalyst, and, again, let me stress how Revlimid, in particular, really has changed the expectation for patients with multiple myeloma. Most, if not all, of the therapies that are being investigated in multiple myeloma are being investigated in combination with Revlimid, and Revlimid truly is the backbone of treatment for this very important disease. Pomalyst is also used primarily in later lines of therapy in multiple myeloma.

But what’s really interesting is the pipeline that Celgene has in this field, and I received a call—a number of questions on the call today about are we buying this company because of Revlimid, the loss of exclusivity of Revlimid is coming. Of course, Revlimid is a really important product. It actually is the foundation of the leadership position that Celgene has in hematology.

But what we are really excited about is the pipeline, and here you see in the near term the opportunity to launch four new medicines in hematology, and then in the medium and the long term I think we are all convinced that Celgene has one of the best, if not best, pipeline in terms of the mechanisms of action that will be needed in order to continue to bring forward new therapies for multiple myeloma and other hematologic diseases. Of course, that’s part of our future presence in oncology.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

Our current business remains extremely important, and I am very proud of what we've accomplished with Opdivo and Yervoy, the opportunity that we have had to build two very, very strong and leading brands with over $7 billion in annual sales, 17 indications in the U.S. alone, over 400 launches over the last 40 years. We must remain really focused on this business because it is critical to the success of Bristol-Myers Squibb today and in the future, and I'm really confident that we have over 20 data readouts coming from registrational studies with Opdivo and a number of really interesting pipeline agents in oncology that we are and will continue to work on.

So, if you bring those two pillars of oncology together, it's a really powerful story, but it's not just about oncology, and, in fact, Otezla and Orencia are two very important products, and when you look at the near-term launches coming, two of the most exciting launches actually are in this space.

Ozanimod from Celgene is a product that is in—has already obtained phase 3 results in multiple sclerosis and has great potential in inflammatory bowel disease, and of course, you know how excited we are about TYK2, and when you bring the two pipelines of the two companies together in immunology, over 10 assets in early stage development, which really gives us the critical mass to be a player in immunology. So, really important, strong franchises that are strengthened by the acquisition of Celgene.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

One of the exciting things is the ability to launch six new medicines potentially in the next 12 to 24 months. I mentioned two in immunology and four in hematology malignancies. You see them there. At least three of those will have filing in the next few months, and for three of them, the data that will lead to the potential approval is already known and it is about the regulatory pathway. In other cases, of course, with TYK2 and the two cell therapy agents, those registrational studies are ongoing. But in all cases, we have great optionality to launch new medicines in the near future.

So, what about the medium term and the long term? Well, this is the combined pipeline of the two companies. It is deep, it is broad, it is very strategically aligned. Some of the platforms and mechanisms that Celgene is working on are extremely exciting. I personally learned how to spell them in the last few weeks, but our scientists are actually very knowledgeable about those area and they're very excited about what they’ve seen during due diligence. So, think about that. Short term, a very diversified portfolio of marketed medicines, medium term, six launches, long term, a really exciting, deep and broad pipeline.

So, as I close, we are truly creating a great company with the acquisition of Celgene, and a couple of things that I would like to say. First of all, I want to thank everyone that has participated in the process that we have followed since September, and in particular, in the last few weeks, to assess the value of this company and decide on the acquisition. There have been multiple people, and many of you are in the room, that have worked literally 24 hours a day, seven days a week during the holidays to conduct a very thorough assessment of the company and put us in a position to make a really big announcement on the 3rd of January. Thank you.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

The most important thing that I would like to say is that at the end, it is all about the people and the culture, and the reason why we are a great company is because we have great people, a true passion for what we do, and a real focus on patients. I'm absolutely convinced that’s why Bristol-Myers Squibb is as good a company as we are, as successful a company as we are, and by acquiring this company, we have an opportunity to do even better.

We have an opportunity to take the best talent from both companies. The strength, the depth, the breadth of our pipeline enables us to be, even more than in the past, the destination for scientists, for talent, where people want to come to deliver the best science and the best medicines to patients, and I think we can clearly do that together and today’s announcement takes us one step forward towards realization of our mission and our vision.

So, I know you have a lot of questions and I want to make sure we have enough time for questions and answers. I know you’ve just learned a big news, I’m assuming it came as a surprise to many of you, and the entire leadership team is here to answer questions with me. Let me just say a couple of things right away.

So, first of all, you may be saying why is it that we announced something so great and the share price is down. Did anybody ask that question? So, let me just say a couple of things. First of all, when we look at this deal, we feel really good about the fact that it creates value for shareholders. For the shareholders of Bristol-Myers Squibb, this is the right transaction at the right time.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

Second, it is not unusual for large transactions to be followed in the short term by a decline in the share price of the acquiring company. There are some technical reasons for it, but also the fact that, quite frankly, this is a very big news that the market will have to digest over time. We actually have looked at analogs from the acquisition of Schering-Plough by Merck to the acquisition of Wyeth by Pfizer, and in all of those cases, that’s what happened.

Now, when we look at those companies today, because of the fact that they made the right strategic moves, they are actually outperforming the total market, and so we need to be thinking about that and we need to be conscious of the fact that as we are making the right decisions and doing the right deals, what is happening is not unusual. What's important is that we are convinced that this is the right deal at the right time at the right price and we are creating the right company, and our objective is to outperform the rest of the industry.

I received a question today about how do you think about doing a deal this big at a time of uncertainty in the marketplace where there are discussions about pricing and reform of healthcare, particularly in the U.S.? Well, my answer is very clear. We have a history at Bristol-Myers Squibb of understanding market dynamics and trends and changing ahead in order to be ready and well positioned, and as I think about changes in the marketplace, being a larger company that remains focused but is more diversified, has more breadth, more critical mass, and more depth, is only going to be good for us.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

And finally, let me say some of you may be concerned about synergies and what happens when two big companies come together. In this case, we are acquiring Celgene, and it is clear that over the next few months we will be thinking about areas where we can come together and work better, but there are principles that we will follow as we go forward.

First of all, our objective is really to have the best talent at work in all parts of the company. The second objective is to minimize the disruption because I need all of you coming out of this meeting today to continue to focus on our 2019 priorities as if nothing happened, and as we think about integration, minimizing disruption will be extremely important, and the third point, which is really critical is transparency, and as we learn more and understand better, we will be regularly in contact with all of you to make sure that the transparent dialog that initiates today continues.

So, with that, I want to thank you for being here today and listening to what I think is a fantastic next chapter in the history of Bristol-Myers Squibb and open the floor for questions. Thank you.

I have questions that were received this morning. I have one actually from Trixia Camacho. Can you speak to the vision of the culture you want to instill during this integration process for the organization? Celgene is a unique business model with lots of partnerships, and I want to hear your thoughts on how you see us leading through this integration.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

So, first of all, culture is really important, and I am really proud, as I said, of our culture and how we always put patients first and how we follow the science, and I must say that as we’ve gone through the last few weeks, I have, once again, seen Bristol-Myers Squibb at its best and people working together across units of the company day and night with energy and passion to look at this opportunity, prioritizing that over many personal issues over the holidays.

Our culture is great, and I am sure there are many elements of the culture of Celgene that are fantastic as well. This is also a company that has transformed the way diseases are treated, and so I think about us continuing to develop a culture that is every day more patient centric, every day more focused on innovative, every day more transparent, and I think this is an opportunity for all of us to become a better company.

Now, with respect to the question about the model, I’d actually like to ask Tom to give you his perspective. It is true that Celgene has developed a model which is quite unique with a fairly large number of science partnerships that really has helped them strengthen their early pipeline. Tom?

TOM LYNCH:           Thank you Giovanni. I’d say a couple things about this get me really excited. The first is the commitment to science. You heard that from Giovanni. The commitment to science at Celgene is extraordinary. What they have done in myeloma is exactly what we have done in melanoma and renal cell.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

They have taken science and they have followed it to make an extraordinary difference in the way patients do with this incredible difficult disease. So, that commitment to science is incredibly important.

Now, they’ve done it a little bit differently than we have in that they have made a lot of external relationships as a big part of what they do, but so have we, and we’ve said all along that we will source innovation externally or internally, wherever we can, to come up with the best drugs for our patients. So, I think I would agree entirely with one of the key themes that Giovanni is stressing, which is the cultural fit between these two companies.

I have been extraordinarily happy with the interactions we’ve had with their leadership team and with the work that they’ve done to change the course of patients with cancer.

GIOVANNI CAFORIO:           Thank you Tom. Any question from the floor? Here. There is one here and then another one there.

VERONICA HARRIS:           Thank you. Veronica Harris, Worldwide Commercial. So, as you said earlier, there’s a lot of excitement and overall positive momentum. We heard from Teresa earlier today and from Chris about what it means for the future of the organization. My question to you is yes, we are all very excited about the future, but we also want to be aware what potential challenges we will need to overcome. What do you anticipate are some of the barriers that could—that we would need to be aware of as we work towards our objectives?

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

GIOVANNI CAFORIO:           Sure. Thank you. I think that what I would say is that the number one concern that we all should have is that we lose focus on our current business. I think it’s going to be really important for the next few months to work successfully as the company we are today because we are not expecting to close until the third quarter of this year.

There is a lot that needs to happen from a procedural perspective for this to become one integrated company, and I think it’s really important that all of us continue to work on our 2019 priorities really thinking about the company we are today. That’s my request to all of you. I think it’s really important. The more successful we are with delivering our priorities for ’19, the more successful we will be when we begin to integrate Celgene into our company.

I think there was a question somewhere. There. Steve.

STEVE MAHLE:           Good afternoon Giovanni. Steve Mahle, U.S. Eliquis. My question is I was wondering if you could share insights from the perspective of Celgene since they are the acquired company and we’re the acquiring company. Can you share anything with us about why this is an attractive transaction for them rather than trying to go it on their own for their very impressive current portfolio and development portfolio? So, why would they be interested in doing this deal with us?

GIOVANNI CAFORIO:           Yeah, I think I—I’ll ask some other members of the LT to jump in here, but Steve, what’s clear first of all is that Celgene becomes—the shareholder of Celgene will have 30% of the combined company, and so in many ways, as they’ve sold the company, they maintain a really important stake in the new company, and I think that was one of the most important elements that we discussed during the acquisition was the fact that they were such strong believers in the future of the company they wanted to have an opportunity to participate in the upside of the joint company.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

Obviously, for a biotech company that has grown very rapidly, that is bringing to market a very large number of new products, I think the knowledge, the capabilities, the expertise, the resources, the scale of Bristol-Myers Squibb is really important. As you know, one of the key products, Revlimid, will lose exclusivity in the next few years. So, I think being part of a very—of a much larger innovation company is good for Celgene shareholders as well, and, of course, we paid a premium that reflects the value of the company.

So, I have a question here from Julie. Is this a reaction to Merck’s lead in oncology? The real growth is planning to happen in biotech with cell and gene therapy. To maintain being a key player, we need to acquire a biotech company with a lot of R&D potential, and Celgene is the largest company doing that now.

So, I would—first of all, I believe that one of the reasons why we can acquire Celgene today is because we are continuing to do really well in oncology. We have leading shares, a growing business. We are doing extremely well in the market, whether that’s in the U.S. or internationally. If we were not in a strong position as a company, we wouldn’t be able to do this, and I do agree that cell therapy is one of the next frontiers.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

I think Tom said it really well when we were asked the question on the investors’ call this morning. You think about PD-1, CTLA-4, IL-2, which is a mechanism we’re working on with Nektar and now the acquisition of the leading platform for cell therapy. I think we’re very, very well positioned as an oncology player.

SUKY UPADHYAY:           Hi Giovanni. This is—hi everyone. I’m Suky Upadhyay in Finance. Giovanni, my question is this is literally a big deal both financially and operationally.

GIOVANNI CAFORIO:           We would agree.

SUKY UPADHYAY:           My question is in the near term, given the size of the deal, does this limit the number of options we have to continue to expand the pipeline externally, or does it actually expand it?

GIOVANNI CAFORIO:           So, first of all, let me say, it is a big deal, and depending on how you look at it, it actually could be the biggest ever done in the pharmaceutical industry to give you a perspective about that, and I’d like to ask—I don't see Paul, but maybe—oh, there is Paul. I’d like to ask Paul how we think about it. So, Paul, otherwise I’ll answer the question.

PAUL:           Thanks, Suky, and thanks Giovanni. I mean, we’ve talked a lot about this, which this transaction really strikes all of our strategic and business objectives and really is 15 deals wrapped up into one. So, I think from that perspective, it’s clearly what we’ve been trying to do. It’s right on strategy. It’s everything that Giovanni said about strengthening our core areas, diversifying our capabilities.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

The other thing he mentioned was obviously this deal doesn’t close until later this year, and we need to continue to act as business as usual. So, we will continue to go out. We have a full team that’s going to go out to JPMorgan this coming week, and we’ll be open for business and looking for all the external innovation opportunities with Tom’s team and Chris’ team that we normally do, but as we get closer, and it looks like, and we’re very confident that we’re going to close, obviously a big priority is to make the most of this transaction, but we will continue to be opportunistic to look at hey, when great science comes along and we think it’s a good fit, we’re going to continue to do that, but we’re going to have to balance that somewhat with focusing and making this deal successful for patients and for shareholders. Thanks.

GIOVANNI CAFORIO:           Thank you, Paul. Charlie, anything to add on a financial—?

CHARLIE:           Yeah. Well, it’s good afternoon everyone. I would maybe make a few comments before going into the financing aspect, which is how many people were here when Bristol-Myers and Squibb merged? More than I thought. So, I was one of them as well, and when we merged, it was sort of like the accountants and lawyers, I can say that because I’m an accountant, and my good friend Sandy is a lawyer, from Bristol descended on Squibb, which was really a sales and marketing organization, and I was a part of Squibb, and at the time of that deal, it had some question marks even at that point.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

They were two $6 billion companies that now is a $90 billion company. So, you can see the great value creation of that deal, and when I think about the best of pharma and the best of biotech, we’re taking, acquiring Celgene, which was a small biotech that grew into a fairly large biotech company, and we’ve always said we want the best of biotech.

Well, I can tell by interacting with them over the last several weeks, they really have this mindset is that that need to leverage scale and become a bigger pharma company, and our roots are in big pharma trying to become a biotech company. So, you can kind of see that the deal is we’re taking the best of both companies and kind of meeting in the middle. So, it’s a really good strategic deal, which I don't think was really there when Bristol-Myers and Squibb merged 30 years ago.

Now, having said the question on the financing, Suky, and business development, in particular, we’re taking on a lot of debt to do this deal. We’re paying $50 in cash and one share of BMS and one CVR to acquire Celgene. Right now, Bristol-Myers Squibb has about $8 billion of debt, and that’s not very much for a company of our size.

After the deal, we will have $58 billion of debt. Now, the good news in the deal, as Giovanni talked about Revlimid, that’s a cash-generating machine. We didn’t buy Celgene for Revlimid, but it helps really de-lever our balance sheet in a very, very quick time period. So, it will give us a lot more opportunity to do even more innovative deals.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

So, Paul, we may not be able to do as many bigger things in the very short term, but once we de-lever a little bit, we’ll have a much bigger company, a much bigger balance sheet to even do more. I’m not saying we’re going to do another Celgene, but we’ll be able to do more.

GIOVANNI CAFORIO:           Thank you Charlie. So, we have another question here from Teresa. It says why do you say we’re going to be more diversified, it will be the same therapeutic areas? I personally believe that when you think about a company that has nine marketed medicines with over $1 billion in sales, that’s a diversified company.

I believe that hematologic malignancies and solid tumors are called oncology, but they’re very, very different spaces. I believe that adding Otezla as a psoriasis product gives us a really good ability to enter that market and know that market a few years before we potentially launch TYK2, and so, when you look at the new company, it is much more diversified.

Even when you think about the company with respect to reimbursement dynamics in the U.S., it will be across all types of markets from Part D, which is the oral retail side, to Part B. Cell therapy is probably going to be reimbursed in a very different way, and so this is a much more diversified company.

Very important question there. Will the name of the company change? No.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

TOM JULIAN:           Tom Julian. A question. Could you just briefly tell the story of how these conversations began with Celgene? I’m not familiar with how these things all come together. I’d just be interested to hear the personal way it happened?

GIOVANNI CAFORIO:           Sure. So, a lot of that—when we publish all of the documents for the merger, a lot of that will be, in fact, published and become public, and it’s really interesting reading, but what I can say is there is such a strong complementarity between the portfolios of these two companies, that over the course of the last few years, at times we’ve had discussions.

Now, in this case specifically, we contacted the company in September, and we’ve had really productive discussions, both sides. So, we’ve been working really hard for a deal this size since September to be able to announce this at the very beginning of January, and I would say it’s about establishing a relationship of trust between the leaders of the two company and then beginning to work through whether this makes sense from an industrial logic perspective and that there is a process called due diligence, where a large team of people begin to look into the data of the other company and become really comfortable with the science, the data, and all of that, and then there are many days in which you work 24 hours, and the legal team, and the scientific team, and the business development teams, and everybody.

John Elicker’s team really worked 24/7 for a long period of time during the holidays. In fact, today I think we were all joking that we were finally able to tell our children and spouses what we were doing during Christmas because I think that most of them believed we were working, but all of them were asking what’s happening here?

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

I can tell you a personal story, but I for the last 12 months have worked hard to convince my wife to spend the Christmas vacation with my family for a week, and then I never showed up. So, what I can tell you is that I’m going to have some explaining to do, and the press release is going to help me today, but that’s really the way it works. It’s a lot of teamwork and going deep into understanding as much as you can about another company.

So, what are the steps to close the deal, and what if anything could happen to stop the deal proceeding at this stage? So, what I would say is—are we a takeover target now that our share price has fallen?

So, I think these are very good questions, and what happens for the deal to close is that we must now very quickly prepare for a vote of our shareholders. The same will happen at Celgene, because it’s such a big deal that the shareholders of both companies have to vote, and then after the shareholder vote, there is antitrust clearance that must be obtained, and we expect to close in the third quarter.

With respect to takeover and with respect just to whether a fall in the share price puts the company in any concerning situation, I think my perspective is always the same. I am convinced this is the right deal for our shareholders. We will work day and night to communicate its value to our shareholders. It delivers significant value. It positions the company for long-term success, and that’s what we need to be focused on, and that’s what we are going to be articulating to all of our shareholders.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

Every company at any time can be interesting to another company, but as we’ve thought about this deal, we think it’s the right thing to do, and we believe it will be positioning Bristol-Myers Squibb for success in the future.

So, how does this affect our work in small molecules? Do they have any small molecule in R&D? Tom, can you help us answer the question about modalities?

TOM LYNCH:           So, I think as we’ve talked about, one of the real benefits of this is that it gives us the ability to think about platforms, and so they are very, very skilled in small molecules. Revlimid, Pomalyst, Ozanimod, all small molecules that look really exciting. They also, though, are beginning to get into proteins, and luspatercept is a good example of that. I think they’ll benefit from our GPS organization and our expertise in making and creating protein drugs, and then I think the platform that’s most appealing to us is the cell therapy platform and how that expands our ability to do things in a unique way.

I think one thing we’ve always said in R&D is that we are platform agnostic. If we have a target that we think works and makes sense, and if the science behind that target is sound, we will do whatever is necessary to create the best drug for patients, and I think Celgene’s formed that same perspective as well.

GIOVANNI CAFORIO:           Okay. I think we have time for one more question from the floor. Will we keep Celgene’s size? What are the implications? So, as you can imagine, as much as we have worked hard during the holidays, the integration process will only start even being planned in the next few days, and so obviously we will look at how to best structure the new company, and I can tell you, as I said earlier, that we will be very transparent with you and update all of you regularly, but it’s really early for me to make any comments about size or integration because we are in the very early days.

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Bristol-Myers Squibb/Town Hall Meeting – 1/3/2019

Again, as I said, we expect the deal to close in the third quarter, and between now and then, we will have many opportunities to continue to dialog as a team. So, with that, I just want to end where I started.

When you look at the new company after the acquisition of Celgene, this is an even more exciting place to be. It is a leading company with extraordinary franchises of marketed products, a great pipeline that makes us think about launching six new medicines in the next two years potentially, an extraordinary early pipeline of 50+ programs in the most exciting areas of science, and most importantly, it can be even more than it is today, a company with great people, and a company with a great culture and all of us focusing on doing what’s best for patients.

I believe today’s announcement is another major step towards doing that. I want to thank all of you for being here today. I want to thank also those that are connecting remotely. I wish you again Happy New Year and look forward to speaking to you soon. Thank you.

(END)

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